Filed by IPC Holdings, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: Max Capital Group Ltd.

(Commission File No.: 000-33047)

CONTACT US

If you have any questions, or need any assistance in voting your IPC shares, please contact Innisfree M&A Incorporated, which is assisting us in the solicitation of proxies for the 2009 annual general meeting of shareholders:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders Call Toll-Free: (877) 825-8621

Banks and Brokers Call Collect: (212) 750-5834

For any other information with regards to IPC Holdings, Ltd. please contact:

BERMUDA:

IPC Holdings, Ltd., IPCRe Limited &

IPC Underwriting Services Limited

American International Building

29 Richmond Road

Pembroke HM 08, Bermuda

Tel: +1 441 298-5100

Fax: +1 441 292-8085

Email: info@ipcre.bm

IRELAND: IPCRe Europe Limited AIG Centre, North Wall Quay Dublin 1. Ireland Tel: +353 1 672-0202 Fax: +353 1 672-0288